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                                                                    Exhibit 99.1

                                 HOLLINGER INC.
                              FILING OF SEC ACTION

         Toronto, Canada, November 15, 2004 -- Hollinger Inc. ("Hollinger") (TSX: HLG.C; HLG.PR.B) announced today that the United States Securities and Exchange Commission (the "SEC") has filed a complaint in the United States District Court for the Northern District of Illinois, Eastern Division against Conrad M. Black, F. David Radler and Hollinger for certain alleged violations of U.S. securities laws.

         The complaint alleges certain violations of U.S. securities laws by Hollinger directly, and indirectly in its capacity as a control person of Hollinger International Inc. ("International") and by imputing to it the knowledge of the other defendants in the complaint. The complaint seeks, as against Hollinger, (i) a judgment permanently enjoining Hollinger from "further violations" of U.S. securities laws, (ii) an order disgorging certain gains allegedly realized by Hollinger, plus prejudgment interest thereon, (iii) a civil monetary penalty, and (iv) the imposition of a voting trust upon the shares of International held, directly or indirectly, by Hollinger.

         Hollinger's independent directors have today expressed their regrets that the SEC had chosen to take this action and they have instructed Hollinger's U.S. counsel to vigorously defend the SEC's complaint.

         Hollinger's principal asset is its approximately 68.0% voting and 18.2% equity interest in Hollinger International. Hollinger International is an international newspaper publisher with English-language newspapers in the United States and Israel. Its assets include the Chicago Sun-Times and a large number of community newspapers in the Chicago area, The Jerusalem Post and The International Jerusalem Post in Israel, a portfolio of new media investments and a variety of other assets.

Media contact:
Jim Badenhausen
646-805-2006


                              www.hollingerinc.com